BNP PARIBAS

RESULTS AS AT 31 MARCH 2004

PRESS RELEASE

6 May 2004

BNP PARIBAS

Results
As at 31 March 2004

Paris, 6 May 2004,

SHARP RISE IN RESULTS:

GROSS OPERATING INCOME: €1,821MN (+ 10.0%)
OPERATING INCOME: €1,576MN (+ 19.7%)
NET INCOME GROUP SHARE: €1,263MN (+ 31.3%)

RISE IN THE RESULTS OF ALL THE CORE BUSINESSES

INTERNAL GROWTH:

NET BANKING INCOME: €4,631MN (+2.6%)
+4.5% AT CONSTANT SCOPE AND EXCHANGE RATES

EXPANSION DRIVE:

ACQUISITIONS AND PARTNERSHIP ALLIANCES IN EUROPE AND IN THE US

ACCELERATED PACE OF CUSTOMER BASE GROWTH IN RETAIL BANKING

CONSOLIDATED POSITIONS
AS ONE OF EUROPE'S LEADING CORPORATE & INVESTMENT BANKING GROUPS

3 – Corporate and Investment Banking (CIB)

Corporate and Investment Banking's businesses posted EUR 1,495 million in net banking income, close to the very high level in the first quarter 2003 (-4.0%, or -1.0% at constant scope and exchange rates).

Compared to this same quarter, the business cut its operating expenses and depreciation 8.1% (-4.4% at constant scope and exchange rates), such that gross operating income rose 1.5% to EUR 670 million (+3.5% at constant scope and exchange rates).

The cost of risk fell sharply (-67.2% at EUR 57 million) and continues to remain significant only in Europe. In Asia and the United States, the economic recovery combined with the Group's selective credit policy led to a very limited net increase in provisions.

Corporate and Investment Banking's pre-tax income thus rose 27.1% to EUR 614 million.

The **Capital Markets** businesses boasted a number of commercial successes: in the equity markets, Sanofi-Synthélabo mandated BNP Paribas as its co-advisor in its bid to buy Aventis; in the bond markets, BNP Paribas handled Tokyo Electric Power's benchmark bond issue in euros, Diageo's bond-issue in the US market and, for the first time, a bond-issue in sterling pounds for a British issuer (Bradford and Bingley), thus confirming its pan-European leadership. The magazine Euromoney ranked BNP Paribas global number 1 for investment-grade bond research.

Market risk has remained close to its 2003 level. The Capital Markets business line's net banking income totalled EUR 913 million, down 14.0% compared to the first quarter 2003. Both the Fixed Income and Equity Derivatives business lines performed well, even though Fixed Income's revenues were down compared to the very high level of the first quarter 2003.

The **Financing business lines** also showed sound business performances, which, for example, ranked BNP Paribas as Europe's number 1 syndicated loan arranger for the quarter (source: IFR). Outside Europe, the Group confirmed its position as a global leader in the Energy, Commodities, Export and Project Financing business line. The Group arranged the financing of Deer Park's refinery in the United States and BLCP Power's electrical power plant in Thailand. Given the good level of business and exceptionally high capital gains, revenues from the Financing business lines reached an exceptionally high level this quarter–EUR 582 million (+17.3%).

BNP Paribas Capital

BNP Paribas Capital's quarterly pre-tax income totalled EUR 308 million compared to EUR 292 million in the first quarter 2003.

As part of the strategy to achieve an optimised reduction in its direct investments portfolio, BNP Paribas Capital made substantial divestments this quarter, selling in particular a 10% block of Eiffage shares. Moreover, Private Equity funds, now valued using a practice that is in line with the valuation practice used for directly held equity investments (+EUR 112 million effect), also posted substantial gains.

Despite realising these capital gains, the portfolio's estimated value rose to EUR 4.1 billion, including EUR 1.3 billion in unrealised capital gains (EUR 1.2 billion as at 31 December 2003).

◆

◆ ◆

Commenting on these results at the Board meeting, Baudouin Prot, Chief Executive Officer of BNP Paribas said, "During the course of the first quarter, BNP Paribas posted a sharp rise in its operating income as compared to the already high level of the first quarter 2003.

The beginning of the year is marked by an expansion drive: Corporate and Investment Banking has reinforced its leading position in Europe; Retail Banking and Asset Management Services have considerably expanded their customer bases; furthermore, the acquisitions under way in the United States and in Europe will expand the Group's scope, in accordance with its growth targets."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income (1)	**4,631**	**4,513**	**+2.6%**	**4,391**	**+5.5%**
Operating Expenses and Dep.	-2,810	-2,857	-1.6%	-2,765	+1.6%
Gross Operating Income	**1,821**	**1,656**	**+10.0%**	**1,626**	**+12.0%**
Provisions	-245	-339 (2)	-27.7%	-354	-30.8%
Operating Income	**1,576**	**1,317**	**+19.7%**	**1,272**	**+23.9%**
Associated Companies	41	13	n.s.	69	-40.6%
Gains and Provisions on Investments	397	240	+65.4%	145	x 2,8
Amortisation of Goodwill	-84	-101	-16.8%	-100	-16.0%
Non-Recurring Expense	-43	-25	n.s.	-121	-64.5%
Non Operating Items	**311**	**127**	**n.s.**	**-7**	**n.s.**
Pre-Tax Income	**1,887**	**1,444**	**+30.7%**	**1,265**	**+49.2%**
Tax Expense	-507	-378	+34.1%	-253	+100.4%
Minority Interests	-117	-104	+12.5%	-85	+37.6%
Net Income Group Share	**1,263**	**962**	**+31.3%**	**927**	**+36.2%**
Cost / Income	**60.7%**	**63.3%**	**-2.6 pt**	**63.0%**	**-2.3 pt**
Annualised ROE after Tax	17.7%	14.4%	+3.3 pt		
(1) Including Commission income	1,710	1,588	+7.7%	1,695	+0.9%

(Fees, revenues from the insurance business, other net banking operating income and miscellaneous net income)

(2) Including a €85 million general provision in 1Q03

At constant scope and exchange rates	1Q04 / 1Q03
Net Banking Income	**+4.5%**
Operating Expenses and Dep.	+0.0%
Gross Operating Income	**+12.4%**
Provisions	-27.0%
Operating Income	**+22.4%**
Pre-Tax Income	**+32.1%**
Net Income Group Share	**+32.2%**

THE BEST OPERATING INCOME SINCE BNP PARIBAS WAS FORMED IN 1999



Gross operating income
1,667
1,421
1,312
1,438
1,656
1,775
1,593
1,626
1,821
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04
Operating income
1,367
1,093
925
983
1,317
1,457
1,243
1,272
1,576
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04

In millions of euros

1ST QUARTER 2004 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	Corp. & Inv. Bkg	BNPP Capital	Other Activities	Group
Net Banking Income	**2,420**	**688**	**1,495**	**-23**	**51**	**4,631**
Change/1Q03	+2.2%	+18.0%	-4.0%	-14.8%	+64.5%	+2.6%
Change/4Q03	-1.1%	+6.0%	+12.7%	-14.8%	n.s.	+5.5%
Operating Expenses and Dep.	-1,505	-440	-825	-9	-31	-2,810
Change/1Q03	+0.9%	+5.0%	-8.1%	+12.5%	-22.5%	-1.6%
Change/4Q03	-1.1%	+4.3%	+9.9%	-10.0%	-49.2%	+1.6%
Gross Operating Income	**915**	**248**	**670**	**-32**	**20**	**1,821**
Change/1Q03	+4.5%	+51.2%	+1.5%	-8.6%	n.s.	+10.0%
Change/4Q03	-1.2%	+9.3%	+16.5%	-13.5%	n.s.	+12.0%
Provisions	-179	-6	-57	2	-5	-245
Change/1Q03	+6.5%	n.s.	-67.2%	n.s.	n.s.	-27.7%
Change/4Q03	-12.3%	n.s.	-61.7%	n.s.	n.s.	-30.8%
Operating Income	**736**	**242**	**613**	**-30**	**15**	**1,576**
Change/1Q03	+4.0%	+50.3%	+26.1%	-14.3%	n.s.	+19.7%
Change/4Q03	+1.9%	+12.0%	+43.9%	-25.0%	n.s.	+23.9%
Associated Companies	25	0	3	0	13	41
Capital Gains	-5	-1	-5	339	69	397
Amortisation of Goodwill	-61	-16	-2	-2	-3	-84
Other Items	2	-1	5	1	-50	-43
Pre-Tax Income	**697**	**224**	**614**	**308**	**44**	**1,887**
Change/1Q03	+7.9%	+62.3%	+27.1%	+5.5%	n.s.	+30.7%
Change/4Q03	+3.3%	+10.3%	+45.5%	n.s.	n.s.	+49.2%

In millions of euros	Retail Banking	Asset Mgt & Services	Corp. & Inv. Bkg	BNPP Capital	Other Activities	Group
Net Banking Income	**2,420**	**688**	**1,495**	**-23**	**51**	**4,631**
1Q03	2,368	583	1,558	-27	31	4,513
4Q03	2,447	649	1,326	-27	-4	4,391
Operating Expenses and Dep.	-1,505	-440	-825	-9	-31	-2,810
1Q03	-1,492	-419	-898	-8	-40	-2,857
4Q03	-1,521	-422	-751	-10	-61	-2,765
Gross Operating Income	**915**	**248**	**670**	**-32**	**20**	**1,821**
1Q03	876	164	660	-35	-9	1,656
4Q03	926	227	575	-37	-65	1,626
Provisions	-179	-6	-57	2	-5	-245
1Q03	-168	-3	-174	0	6	-339
4Q03	-204	-11	-149	-3	13	-354
Operating Income	**736**	**242**	**613**	**-30**	**15**	**1,576**
1Q03	708	161	486	-35	-3	1,317
4Q03	722	216	426	-40	-52	1,272
Associated Companies	25	0	3	0	13	41
1Q03	4	2	0	0	7	13
4Q03	30	18	1	0	20	69
Capital Gains	-5	-1	-5	339	69	397
1Q03	12	-2	-9	330	-91	240
4Q03	0	-2	34	50	63	145
Goodwill	-61	-16	-2	-2	-3	-84
1Q03	-74	-18	-5	-3	-1	-101
4Q03	-68	-21	-3	-4	-4	-100
Other Items	2	-1	5	1	-50	-43
1Q03	-4	-5	11	0	-27	-25
4Q03	-9	-8	-36	-1	-67	-121
Pre-Tax Income	**697**	**224**	**614**	**308**	**44**	**1,887**
1Q03	646	138	483	292	-115	1,444
4Q03	675	203	422	5	-40	1,265
Minority Interests	**-13**	**0**	**-1**	**-10**	**-93**	**-117**
Tax Expense						-507
Net Income, Group Share						**1,263**

RETAIL BANKING

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**2,420**	**2,368**	**+2.2%**	**2,447**	**-1.1%**
Operating Expenses and Dep.	-1,505	-1,492	+0.9%	-1,521	-1.1%
Gross Operating Income	**915**	**876**	**+4.5%**	**926**	**-1.2%**
Provisions	-179	-168	+6.5%	-204	-12.3%
Operating Income	**736**	**708**	**+4.0%**	**722**	**+1.9%**
Amortisation of Goodwill	-61	-74	-17.6%	-68	-10.3%
Other Non Operating Items	22	12	+83.3%	21	+4.8%
Pre-Tax Income	**697**	**646**	**+7.9%**	**675**	**+3.3%**
Cost / Income	62.2%	63.0%	-0.8 pt	62.2%	+0.0 pt
Allocated Equity (Ebn)	9.5	9.4	1.0%		
Pre-Tax ROE	29%	28%			

At constant scope and exchange rates	1Q04 / 1Q03
Net Banking Income	**+3.8%**
Operating Expenses and Dep.	+1.8%
Gross Operating Income	**+7.1%**
Provisions	+4.4%
Operating Income	**+7.8%**
Pre-Tax Income	**+9.8%**

FRENCH RETAIL BANKING

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**1,258**	**1,208**	**+4.1%**	**1,237**	**+1.7%**
Incl. Commissions	*546*	*510*	*+7.1%*	*529*	*+3.2%*
Incl. Interest Margin	*712*	*698*	*+2.0%*	*708*	*+0.6%*
Operating Expenses and Dep.	-849	-827	+2.7%	-851	-0.2%
Gross Operating Income	**409**	**381**	**+7.3%**	**386**	**+6.0%**
Provisions	-55	-52	+5.8%	-68	-19.1%
Operating Income	**354**	**329**	**+7.6%**	**318**	**+11.3%**
Non Operating Items	0	-4	n.s.	2	n.s.
Pre-Tax Income	**354**	**325**	**+8.9%**	**320**	**+10.6%**
Income Attributable to AMS	-20	-13	+53.8%	-18	+11.1%
Pre-Tax Income of French Retail Bkg	**334**	**312**	**+7.1%**	**302**	**+10.6%**
Cost / Income	67.5%	68.5%	-1.0 pt	68.8%	-1.3 pt
Allocated Equity (Ebn)	4.6	4.5	+2.0%		
Pre-Tax ROE	29%	28%			

Including 100% of French private banking for NBI to Pre-tax Income lines.

- NBI up 4.1% / 1Q03
- Cost of risk: 32 bp on weighted assets (32 bp in 2003)

FEES



510
495
519
529
546
156.9
192.6
352.6
331.8
362.1
353.1
353.2
1Q03
2Q03
3Q03
4Q03
1Q04
In millions of euros

% change 1Q04 / 1Q03

Fees: +7.1%

Savings and Stock Markets: +22.7%

Other banking transactions: +0.2%

100% of the French private banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 1Q04	% change 1 year 1Q04/1Q03	% change 1 quarter 1Q04/4Q03
LENDINGS (1)			
Total Loans	72.6	+1.1%	+2.3%
Individual Customers	35.1	+14.1%	+3.5%
Incl. Mortgages	28.7	+16.7%	+4.3%
Incl. Consumer Lending	6.3	+3.8%	+0.0%
Corporates	34.3	-9.1%	+1.4%
DEPOSITS and SAVINGS (1)	72.1	+7.0%	+0.4%
Cheque and Current Accounts	29.5	+7.8%	+0.1%
Savings Accounts	35.2	+14.3%	+5.0%
Market Rate Deposits	7.5	-19.7%	-15.6%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	37.2	+12.6%	+3.7%
Mutual Funds (3)	59.9	+11.9%	+3.7%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

- Gross interest margin: 3.75%* (3.74%* in 4Q03, +14 bp in one year)
  ** sliding average 1 year*

INDIVIDUAL CUSTOMERS

INCREASED THE NUMBER OF INDIVIDUAL CHEQUE AND DEPOSIT ACCOUNTS



+9,700
+19,200*
+17,700
+23,000
+28,400
1Q00
1Q01
1Q02
1Q03
1Q04

* including the effect of accounts transferred from the Treasury

Continued to Expand the Customer Base

FIRST QUARTER 2004: HIGHLIGHTS

- Savings: Very Good Performance
  - Life insurance: +60% new money compared to 1Q03
    - 100,000 Financial Savings Plans opened in connection with pension-related investment schemes, mainly in the form of life insurance policies
  - Savings accounts: assets +14.3% compared to 1Q03
- Lending to individuals: continued sharp rise in outstandings: +14.1% compared to 1Q03
  - Mortgages: +16.7%
  - Consumer lending: +3.8%
- Corporate lending: slight rise in outstandings (+1.4% compared to 4Q03) despite a sluggish market
  - Continue to expand cross-selling with Corporate & Investment Banking's specialised business lines

International Retail Banking and Financial Services

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**1,204**	**1,195**	**+0.8%**	**1,251**	**-3.8%**
Operating Expenses and Dep.	-678	-686	-1.2%	-693	-2.2%
Gross Operating Income	**526**	**509**	**+3.3%**	**558**	**-5.7%**
Provisions	-124	-116	+6.9%	-136	-8.8%
Operating Income	**402**	**393**	**+2.3%**	**422**	**-4.7%**
Amortisation of Goodwill	-61	-74	-17.6%	-68	-10.3%
Other Non Operating Items	22	15	+46.7%	19	+15.8%
Pre-Tax Income	**363**	**334**	**+8.7%**	**373**	**-2.7%**
Cost / Income	56.3%	57.4%	-1.1 pt	55.4%	+0.9 pt
Allocated Equity (Ebn)	4.9	4.9	0%		
Pre-Tax ROE	30%	27%			

At constant scope and exchange rates	1Q04 / 1Q03
Net Banking Income	**+3.8%**
Operating Expenses and Dep.	+0.8%
Gross Operating Income	**+8.0%**
Provisions	+3.7%
Operating Income	**+9.3%**
Pre-Tax Income	**+12.4%**

BancWest

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**371**	**409**	**-9.3%**	**380**	**-2.4%**
Operating Expenses and Dep.	-175	-202	-13.4%	-176	-0.6%
Gross Operating Income	**196**	**207**	**-5.3%**	**204**	**-3.9%**
Provisions	-15	-21	-28.6%	-12	25.0%
Operating Income	**181**	**186**	**-2.7%**	**192**	**-5.7%**
Amortisation of Goodwill	-33	-40	-17.5%	-34	-2.9%
Other Non Operating Items	0	1	n.s.	-1	n.s.
Pre-Tax Income	**148**	**147**	**0.7%**	**157**	**-5.7%**
Cost / Income	47.2%	49.4%	-2.2 pt	46.3%	+0.9 pt
Allocated Equity (Ebn)	1.5	1.6	-10.4%		
Pre-Tax ROE	41%	36%			

At constant scope and exchange rates	1T04 / 1T03
Net Banking Income	**+2.9%**
Operating Expenses and Dep.	-0.9%
Gross Operating Income	**+6.7%**
Provisions	-16.9%
Operating Income	**+9.3%**
Pre-Tax Income	**+12.7%**

- Growth in Revenues and Income in Dollars
- NBI: +2.9% compared to 1Q03
  - Strong growth in Outstanding Loans +9.0% and Deposits +9.9%
  - Deterioration of the margin due to lower interest rates: 3.98% compared to 4.49% in 1Q03 and 4.18% in 4Q03
- High quality portfolio: NPLs/Loans ratio 0.58% at the end of March 2004 as compared with 0.59% at the end of December 2003
- Community First and Union Safe Deposit acquisitions* currently under way

** subject to shareholders and to regulatory approval*

CETELEM

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**403**	**363**	**11.0%**	**409**	**-1.5%**
Operating Expenses and Dep.	-214	-191	12.0%	-217	-1.4%
Gross Operating Income	**189**	**172**	**9.9%**	**192**	**-1.6%**
Provisions	-96	-82	17.1%	-92	4.3%
Operating Income	**93**	**90**	**3.3%**	**100**	**-7.0%**
Amortisation of Goodwill	-11	-13	-15.4%	-13	-15.4%
Other Non Operating Items	24	17	41.2%	29	-17.2%
Pre-Tax Income	**106**	**94**	**12.8%**	**116**	**-8.6%**
Cost / Income	53.1%	52.6%	+0.5 pt	53.1%	+0.0 pt
Allocated Equity (Ebn)	1.5	1.4	7.4%		
Pre-Tax ROE	28%	27%			

At constant scope and exchange rates	1T04 / 1T03
Net Banking Income	**+7.1%**
Operating Expenses and Dep.	+4.9%
Gross Operating Income	**+9.6%**
Provisions	+9.9%
Operating Income	**+9.3%**
Pre-Tax Income	**+11.9%**

- New loans: +13% compared to 1Q03 (outstandings: +7%):
  - Strong growth in the number of new loans in French own account business: +7%
  - Continued sharp growth outside France: +24%
- Cost of risk: scope effect due to the full consolidation of subsidiaries in new countries (Poland and Brazil), whose income was previously booked under the equity method

OTHER HIGHLIGTS

- **BNP Paribas Lease Group**
  - New leases up in France (+12%) as well as abroad (+13%) / 1Q03
  - Buoyant growth of outstandings abroad and slight decline in France
- **UCB**
  - Business still fast-growing in 1Q04
    - New mortgages: +40% in France and +25% outside France
  - Started up operations in Greece
- **Arval PHH**
  - Bought ARMA, which is present in The Netherlands and in Belgium: manages €290mn in assets and a fleet of 20,000 vehicles
- **Emerging and Overseas Markets**
  - *Morocco: bought a 10% equity investment in BMCI, raising the group's equity* investment to 63%
  - Maintained a high level of profitability despite difficult business conditions

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	March-04	March-03	% change 1 year /March-03	Dec-03	% change 1 quarter /Dec-03
Cetelem	**29.4**	**27.5**	**+7.0%**	**29.0**	**+1.6%**
France	17.9	17.9	-0.0%	17.9	-0.2%
Outside France	11.5	9.6	+20.1%	11.0	+4.5%
BNP Paribas Lease Group MT	**15.8**	**16.0**	**-1.2%**	**15.7**	**+0.7%**
France	12.4	12.9	-3.5%	12.4	-0.0%
Europe (outside France)	3.4	3.1	+8.4%	3.3	+3.3%
UCB Individuals	**16.5**	**14.6**	**+13.2%**	**15.7**	**+5.3%**
France Individuals	9.3	8.8	+4.9%	9.2	+0.9%
Europe (outside France)	7.2	5.7	+26.0%	6.5	+11.5%
Long Term Leasing with Services	**4.9**	**4.5**	**+7.4%**	**4.7**	**+4.7%**
France (1)	1.6	1.7	-4.5%	1.6	+0.8%
Europe (outside France)	3.3	2.9	+14.4%	3.1	+6.7%
ARVAL – PHH					
Total Managed Vehicles (in thousands)	**611**	**613**	**-0.2%**	**600**	**+1.8%**
includind financed vehicles	411	353	+16.4%	387	+6.4%

(1) +1.6% March 04/March 03 method unchanged

ASSET MANAGEMENT AND SERVICES

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**688**	**583**	**+18.0%**	**649**	**+6.0%**
Operating Expenses and Dep.	-440	-419	+5.0%	-422	+4.3%
Gross Operating Income	**248**	**164**	**+51.2%**	**227**	**+9.3%**
Provisions	-6	-3	n.s.	-11	n.s.
Operating Income	**242**	**161**	**+50.3%**	**216**	**+12.0%**
Amortisation of Goodwill	-16	-18	-11.1%	-21	-23.8%
Other Non Operating Items	-2	-5	-60.0%	8	n.s.
Pre-Tax Income	**224**	**138**	**+62.3%**	**203**	**+10.3%**
Cost / Income	64.0%	71.9%	-7.9 pt		
Allocated Equity (Ebn)	3.1	2.9	6.5%		

At constant scope and exchange rates	1Q04 / 1Q03
Net Banking Income	**+12.2%**
Operating Expenses and Dep.	+1.1%
Gross Operating Income	**+40.1%**
Provisions	n.s.
Operating Income	**+39.1%**
Pre-Tax Income	**+49.5%**

Scope effect: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations (NBI: +€33mn and Operating Expenses and Depreciation: +€19mn)

GOI CONTINUED TO IMPROVE



3,784
2,787
GOI
Euro Stoxx 50 (end of month)
In millions of euros
14
244
202
155
191
164
198
214
227
234
Real estate services consolidated as part of AMS in 1Q04
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

ASSETS UNDER MANAGEMENT

In billions of euros



276
96
180
+4.3
Net new money
+6.7
Performance and change
287
100
187
31.12.03
31.03.04
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance net, of double accounting)

Net assets gathered 1Q04: +€4.3 bn (+6.2%* of assets under management)

** Annualised rate*

WEALTH AND ASSET MANAGEMENT

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**341**	**270**	**+26.3%**	**305**	**+11.8%**
Operating Expenses and Dep.	-229	-210	+9.0%	-214	+7.0%
Gross Operating Income	**112**	**60**	**+86.7%**	**91**	**+23.1%**
Provisions	-5	-3	n.s.	-6	n.s.
Operating Income	**107**	**57**	**+87.7%**	**85**	**+25.9%**
Amortisation of Goodwill	-9	-9	+0.0%	-11	-18.2%
Other Non Operating Items	0	-3	n.s.	0	n.s.
Pre-Tax Income	**98**	**45**	**+117.8%**	**74**	**+32.4%**
Cost / Income	67.2%	77.8%	-10.6 pt	70.2%	-3.0 pt
Allocated Equity (Ebn)	0.9	0.9	+10%		

At constant scope and exchange rates	1Q04 / 1Q03
Net Banking Income	**+15.1%**
Operating Expenses and Dep.	+0.7%
Gross Operating Income	**+63.0%**

Scope effect: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations (NBI: +€33mn and Operating Expenses and Depreciation: +€19mn)



ASSET MANAGEMENT BUSINESS – BEAKDOWN OF AUM
31/03/03
Monetary 32%
Bonds 34%
Equity 14%
Diversified 10%
Guaranteed and Structured 10%
31/03/04
Monetary 31%
Bonds 30%
Equity 18%
Diversified 10%
Guaranteed and Structured 11%

- **Cortal Consors: #1 in the European Market**
  - Accelerated growth in the customer base
    - 22,500 new direct customers in 1Q04
    - 1,060,000 customers as at 31 March 04
  - Sustained expansion of stock market and savings operations
    - 2.2 million orders executed: +43%/1Q03
    - new savings money: +27%/1Q03
    - AUM: €14.5bn (+34%/1Q03)Cortal Consors

- **Private Banking**
  - Signed a deal with Banca Intesa to take over Sudameris' customers in Miami ($700mn in assets)
  - Started up a business in India Private Banking

- Asset Management
  - Acquired Javelin, the ZCM Investor Capital's funds of hedge funds management business ($650mn assets under management), increasing BNP PAM's funds under management in this business to $2 bn
  - Started up the joint-venture with Shenyin & Wanguo in China: the new fund Shengli Elite rose $823mn on a single month

- Real Estate services
  - Acquired Atis Real International* which has a presence in:
    - France: AUGUSTE THOUARD
    - UK: WEATHERALLS
    - Germany: MÜLLER
    - Spain and Benelux
  - Introduced the French market's first Robien SCPI (unquoted real estate investment fund)

** Not consolidated in the 1Q04 financial statements: acquired on 17/03/2004*

INSURANCE

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**197**	**164**	**+20.1%**	**201**	**-2.0%**
Operating Expenses and Dep.	-94	-87	+8.0%	-91	+3.3%
Gross Operating Income	**103**	**77**	**+33.8%**	**110**	**-6.4%**
Provisions	-1	0	n.s.	-5	-80.0%
Operating Income	**102**	**77**	**+32.5%**	**105**	**-2.9%**
Non Operating Items	-4	-1	n.s.	10	n.s.
Pre-Tax Income	**98**	**76**	**+28.9%**	**115**	**-14.8%**
Cost / Income	47.7%	53.0%	-5.3 pt	45.3%	+2.4 pt
Allocated Equity (Ebn)	2.0	1.8	+12.5%		

- 44% rise in gross premium inflows (€3.1bn) as compared with 1Q03
- France
  - Sharp rise in new money put into individual savings (+52%/1Q03)
  - Share of unit-linked insurance products (28%) still higher than the market average (22%)
- Outside France
  - New money inflows up 23% as compared with 1Q03

FINANCING BUSINESSES

In millions of euros	1Q04	1Q03	1Q04 / 1Q03	4Q03	1Q04 / 4Q03
Net Banking Income	**582**	**496**	**+17.3%**	**499**	**+16.6%**
Operating Expenses and Dep.	-238	-237	+0.4%	-257	-7.4%
Gross Operating Income	**344**	**259**	**+32.8%**	**242**	**+42.1%**
Provisions	-58	-182	-68.1%	-140	-58.6%
Operating Income	**286**	**77**	**x 3.7**	**102**	**x 2.8**
Non Operating Items	5	-9	n.s.	2	x 2.5
Pre-Tax Income	**291**	**68**	**x4.3**	**104**	**x 2.8**
Cost / Income	40.9%	47.8%	-6.9 pt	51.5%	-10.6 pt
Allocated Equity (Ebn)	4.0	4.5	-11.0%		

- Revenues up 17.3%
  - Good business in Structured Finance, especially in Europe
  - €50mn in capital gains in the Leveraged Finance businesses
- Sharp decline in the cost of risk
  - The general provision set aside for Europe in 2003 (of which €70 million in 1Q03) was not used
  - $9mn of the general provision set aside in 1999 for the US was used

VaR (1 day – 99%) by type of risk

In millions of euros	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03	31-Dec-03	31-Mar-04
Commodities	1	1	1	1	2	3	3	3	2	2
Change	8	3	4	3	3	2	1	2	3	2
Equities	10	7	26	33	27	21	12	17	13	14
Interest rate	35	58	26	36	24	25	43	23	26	18
Credit									13	14
Netting	-17	-13	-25	-33	-28	-28	-21	-23	-35	-25
Total VaR	**37**	**56**	**32**	**40**	**28**	**23**	**38**	**22**	**22**	**25**

Last market trading day of the period

Inclusion in 4Q03 of "credit" risk, previously included and netted in the "interest rate" risk

BNP PARIBAS CAPITAL

In millions of euros	1Q04	1Q03	4Q03
Net Capital Gains	**339**	**330**	**50**
Other Net Income	-22	-30	-35
Operating Expenses and Dep.	-9	-8	-10
Pre-Tax Income	**308**	**292**	**5**
Allocated Equity (Ebn)	1.1	1.3	1.1

- Continued to divest directly held equity investments:
  - In particular, sale of a 10% equity holding in Eiffage
- Capital gains realised on Private Equity funds:
  - Sales of Antargaz (PAI Europe III) and of Ipsen (PAI LBO Fund)
  - Change in the way capital gains realised by private equity funds are taken into account in order to bring it in line with how directly held investments are handled (effect totalling +€112mn)
- Rise in the portfolio value
  - Estimated value: €4.1bn (€3.9bn as at 31/12/03)
  - Unrealised capital gains*: €1.3bn (€1.2bn as at 31/12/03)
    ** net of Cobepa's goodwill (€0.1 bn)*

BALANCE SHEET ITEMS

In billions of euros	31 March 04	31 Dec 03
Shareholders Equity, Group Share [a]	27.4	27.1
Total Capital ratio [a,b]	12.2%	12.9%
Tier One ratio [a,b]	8.9%	9.4%
Net Unrealised Capital Gains (1)	2.3	2.1
Doubtful Customers	14.1	14.1
Specific Provisions	9.4	9.4
Specific Provisions/ Doubtful Customers (2)	67%	67%
Reserves for Country Risks	1.8	1.8
Reserve for General Banking Risks	0.8	0.8

In millions of euros	1Q04	4Q03
Value at Risk 1 day 99% (end of period)	25	22
Average Quarterly Value at Risk (1day 99%)	31	34

(1) Cobepa goodwill deducted (E0.1bn)

(2) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk

a) Estimates

b) Based on estimated Risk Weighted Assets of E289.9 bn as at 31March 2004

NUMBER OF SHARE

in millions	2003	1Q04
Number of Shares (end of period)	903.2	903.6
Number of Shares excluding Treasury Shares (end of period)	858.4	845.6
Average number of Shares outstanding excluding Treasury Shares	872.0	855.9

BOOK VALUE PER SHARE* (in euros)



22.7
21.5
24.0
27.1
29.3
31.5
32.4
31/12/98
31/12/99
31/12/00
31/12/01
31/12/02
31/12/03
31/03/04

* Book value (not re-evaluated and after dividends) divided by the numbers of shares outstanding

EARNINGS PER SHARE (in euros)



2.58
3.63
4.70
4.64
3.78
4.31
1998
1999*
2000
2001
2002
2003
1.17
1.11
1.48
1Q02
1Q03
1Q04

* Before restructuring provisions.

RATINGS

Moodys	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
Fitch	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001
S&P	AA-	**Positive** Outlook	Positive outlook **granted on 16/12/2003**

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04
RETAIL BANKING					
Net Banking Income	**2,368**	**2,382**	**2,439**	**2,447**	**2,420**
Operating Expenses and Dep.	-1,492	-1,489	-1,509	-1,521	-1,505
Gross Operating Income	**876**	**893**	**930**	**926**	**915**
Provisions	-168	-193	-189	-204	-179
Operating Income	**708**	**700**	**741**	**722**	**736**
Non Operating Items	-62	-57	-57	-47	-39
Pre-Tax Income	**646**	**643**	**684**	**675**	**697**
French Retail Banking (including 2/3 of Private Banking in France)					
Net Banking Income	**1,173**	**1,168**	**1,196**	**1,196**	**1,216**
Operating Expenses and Dep.	-806	-805	-827	-828	-827
Gross Operating Income	**367**	**363**	**369**	**368**	**389**
Provisions	-52	-57	-48	-68	-55
Operating Income	**315**	**306**	**321**	**300**	**334**
Non Operating Items	-3	-2	1	2	0
Pre-Tax Income	**312**	**304**	**322**	**302**	**334**
International Retail Banking and Financial Services					
Net Banking Income	**1,195**	**1,214**	**1,243**	**1,251**	**1,204**
Operating Expenses and Dep.	-686	-684	-682	-693	-678
Gross Operating Income	**509**	**530**	**561**	**558**	**526**
Provisions	-116	-136	-141	-136	-124
Operating Income	**393**	**394**	**420**	**422**	**402**
Non Operating Items	-59	-55	-58	-49	-39
Pre-Tax Income	**334**	**339**	**362**	**373**	**363**
Cetelem					
Net Banking Income	**363**	**392**	**401**	**409**	**403**
Operating Expenses and Dep.	-191	-200	-203	-217	-214
Gross Operating Income	**172**	**192**	**198**	**192**	**189**
Provisions	-82	-89	-98	-92	-96
Operating Income	**90**	**103**	**100**	**100**	**93**
Non Operating Items	4	3	11	16	13
Pre-Tax Income	**94**	**106**	**111**	**116**	**106**
BancWest					
Net Banking Income	**409**	**395**	**408**	**380**	**371**
Operating Expenses and Dep.	-202	-195	-191	-176	-175
Gross Operating Income	**207**	**200**	**217**	**204**	**196**
Provisions	-21	-20	-22	-12	-15
Operating Income	**186**	**180**	**195**	**192**	**181**
Non Operating Items	-39	-39	-41	-35	-33
Pre-Tax Income	**147**	**141**	**154**	**157**	**148**

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04
ASSET MANAGEMENT AND SERVICES					
Net Banking Income	**583**	**614**	**630**	**649**	**688**
Operating Expenses and Dep.	-419	-416	-416	-422	-440
Gross Operating Income	**164**	**198**	**214**	**227**	**248**
Provisions	-3	0	-2	-11	-6
Operating Income	**161**	**198**	**212**	**216**	**242**
Non Operating Items	-23	-21	-7	-13	-18
Pre-Tax Income	**138**	**177**	**205**	**203**	**224**
Wealth and Asset Management*					
Net Banking Income	**270**	**275**	**293**	**305**	**341**
Operating Expenses and Dep.	-210	-211	-210	-214	-229
Gross Operating Income	**60**	**64**	**83**	**91**	**112**
Provisions	-3	0	-3	-6	-5
Operating Income	**57**	**64**	**80**	**85**	**107**
Non Operating Items	-12	-12	-1	-11	-9
Pre-Tax Income	**45**	**52**	**79**	**74**	**98**
Insurance					
Net Banking Income	**164**	**180**	**188**	**201**	**197**
Operating Expenses and Dep.	-87	-86	-88	-91	-94
Gross Operating Income	**77**	**94**	**100**	**110**	**103**
Provisions	0	0	1	-5	-1
Operating Income	**77**	**94**	**101**	**105**	**102**
Non Operating Items	-1	3	2	10	-4
Pre-Tax Income	**76**	**97**	**103**	**115**	**98**
Securities Services					
Net Banking Income	**149**	**159**	**149**	**143**	**150**
Operating Expenses and Dep.	-122	-119	-118	-117	-117
Gross Operating Income	**27**	**40**	**31**	**26**	**33**
Provisions	0	0	0	0	0
Operating Income	**27**	**40**	**31**	**26**	**33**
Non Operating Items	-10	-12	-8	-12	-5
Pre-Tax Income	**17**	**28**	**23**	**14**	**28**

* Including real estate services from 1Q04

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04
CORPORATE AND INVESTMENT BANKING					
Net Banking Income	**1,558**	**1,545**	**1,389**	**1,326**	**1,495**
*Incl. Trading Revenues**	*998*	*970*	*769*	*719*	*839*
Operating Expenses and Dep.	-898	-925	-810	-751	-825
Gross Operating Income	**660**	**620**	**579**	**575**	**670**
Provisions	-174	-142	-168	-149	-57
Operating Income	**486**	**478**	**411**	**426**	**613**
Non Operating Items	-3	-3	88	-4	1
Pre-Tax Income	**483**	**475**	**499**	**422**	**614**
Advisory and Capital Markets					
Net Banking Income	**1,062**	**1,055**	**891**	**827**	**913**
Operating Expenses and Dep.	-661	-684	-568	-494	-587
Gross Operating Income	**401**	**371**	**323**	**333**	**326**
Provisions	8	0	1	-9	1
Operating Income	**409**	**371**	**324**	**324**	**327**
Non Operating Items	6	-3	105	-6	-4
Pre-Tax Income	**415**	**368**	**429**	**318**	**323**
Financing Businesses					
Net Banking Income	**496**	**490**	**498**	**499**	**582**
Operating Expenses and Dep.	-237	-241	-242	-257	-238
Gross Operating Income	**259**	**249**	**256**	**242**	**344**
Provisions	-182	-142	-169	-140	-58
Operating Income	**77**	**107**	**87**	**102**	**286**
Non Operating Items	-9	0	-17	2	5
Pre-Tax Income	**68**	**107**	**70**	**104**	**291**

* Including customer activity and related revenues

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04
BNP Paribas Capital					
Net Banking Income	**-27**	**26**	**-6**	**-27**	**-23**
Operating Expenses and Dep.	-8	-11	-10	-10	-9
Gross Operating Income	**-35**	**15**	**-16**	**-37**	**-32**
Provisions	0	0	0	-3	2
Operating Income	**-35**	**15**	**-16**	**-40**	**-30**
Non Operating Items	327	65	135	45	338
Pre-Tax Income	**292**	**80**	**119**	**5**	**308**
OTHER ACTIVITIES *					
Net Banking Income	**31**	**84**	**-72**	**-4**	**51**
Operating Expenses and Dep.	-40	-35	-42	-61	-31
Gross Operating Income	**-9**	**49**	**-114**	**-65**	**20**
Provisions	6	17	9	13	-5
Operating Income	**-3**	**66**	**-105**	**-52**	**15**
Non Operating Items	-112	18	16	12	29
Pre-Tax Income	**-115**	**84**	**-89**	**-40**	**44**
GROUP					
Net Banking Income	**4,513**	**4,651**	**4,380**	**4,391**	**4,631**
Operating Expenses and Dep.	-2,857	-2,876	-2,787	-2,765	-2,810
Gross Operating Income	**1,656**	**1,775**	**1,593**	**1,626**	**1,821**
Provisions	-339	-318	-350	-354	-245
Operating Income	**1,317**	**1,457**	**1,243**	**1,272**	**1,576**
Non Operating Items	127	2	175	-7	311
Pre-Tax Income	**1,444**	**1,459**	**1,418**	**1,265**	**1,887**

* excluding real estate services from 1Q04

CONTENT

BNP PARIBAS

RECEIVED

2004 MAY 21 A 11:45

RESULTS AS AT 31 MARCH 2004

6 May 2004

BNP PARIBAS

Results as at 31 March 2004

BNP PARIBAS

BNP Paribas 1st Quarter 2004

Sharp Rise in Results

Gross Operating Income: €1,821mn (+10.0%)

Operating Income: €1,576mn (+19.7%)

Net Income Group Share: €1,263mn (+31.3%)

Rise in the Results of all the Core Businesses

Internal Growth

Net Banking Income: €4,631mn (+2.6%)

+4.5% at constant scope and exchange rates

Expansion Drive

Acquisitions and partnership alliances in Europe and in the US

Accelerated pace of customer base growth in retail banking

Consolidated positions as one of Europe's leading Corporate & Investment Banking groups

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management and Services
- Corporate & Investment Banking
- BNP Paribas Capital

BNP PARIBAS

Group 1Q04 - Close to 20% Growth in Operating Income

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
+5.5%	Net Banking Income	4,631	4,513	+2.6%	+4.5%
+1.6%	Operating Expenses and Dep.	-2,810	-2,857	-1.6%	+0.0%
+12.0%	Gross Operating Income	1,821	1,656	+10.0%	+12.4%
-30.8%	Provisions	-245	-339*	-27.7%	-27.0%
+23.9%	Operating Income	1,576	1,317	+19.7%	+22.4%
-2.3 pt	Cost / Income	60.7%	63.3%	-2.6 pt	

* including a €85 million general provision in 1Q03

- NBI up 4.5% at constant scope and exchange rates
- Substantial improvement in the cost/income ratio

Group 1Q04 - €1,263mn in Net Income Group Share (+31.3%)

BNP PARIBAS

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
+23.9%	Operating Income	1,576	1,317	+19.7%	+22.4%
-40.6%	Associated Companies	41	13	n.s.	
x 2.8	Gains and Provisions on Investments	397	240	+65.4%	
-16.0%	Amortisation of Goodwill	-84	-101	-16.8%	
-64.5%	Non-Recurring Expense	-43	-25	n.s.	
n.s.	Non Operating Items	311	127	n.s.	
+49.2%	Pre-Tax Income	1,887	1,444	+30.7%	+32.1%
+100.4%	Tax Expense	-507	-378	+34.1%	
+37.6%	Minority Interests	-117	-104	+12.5%	
+36.2%	Net Income Group Share	1,263	962	+31.3%	+32.2%
	Annualised ROE after Tax	17.7%	14.4%	+3.3 pt	

Group 1Q04 - The Best Operating Income Since BNP Paribas was Formed in 1999

BNP PARIBAS

In millions of euros


Gross operating income
1,667
1,421
1,312
1,438
1,656
1,775
1,593
1,626
1,821
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04


Operating income
1,367
1,093
925
983
1,317
1,457
1,243
1,272
1,576
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04

BNP PARIBAS

The Best Quarterly net Income of all the Eurozone Banks

In millions of euros



53
254
418
667
742
934
941
1,263
HVB
Commerzbank
Nordea
BBVA
SCH
ABN Amro
Deutsche Bank
BNP PARIBAS

Banks having published their quarterly results as of May 6, 2004

BNP PARIBAS

The Highest Market Capitalisation of all the Eurozone Banks

In billions of euros



8.5
11.1
16.7
18.0
24.0
24.9
29.2
30.9
31.0
37.8
40.2
42.9
45.8
COMMERZBANK
HVB
NORDEA
SANPAOLO IMI
FORTIS
UNICREDITO ITALIANO
ABN AMRO
CREDIT AGRICOLE SA
SOCIETE GENERALE
BBVA
DEUTSCHE BANK
SCH
BNP PARIBAS

Source : Bloomberg, closing prices as at May 3, 2004

A Solid Financial Structure

- **A Solid Balance Sheet**
  - Shareholders' Equity, Group Share: €27.4bn
  - Tier 1: 8.9%
  - Unrealised capital gains*: €2.3bn

- **Competitive Ratings**
  - Moody's: Aa2 stable outlook (rating upgraded on 19 February 2002)
  - Fitch: AA stable outlook (rating upgraded on 28 November 2001)
  - S&P: AA- positive outlook (outlook upgraded on 16 December 2003)

**Net of Cobepa's goodwill (€0.1 bn)*

Business Development Strategy: An Aggressive Policy Implemented Rigorously 1/2

EUROPE

Acquisitions

Atis Real International — Give the Group a pan-European reach in corporate real estate management and services
- Created a major player
- Expanded the service offering available to real estate investors

Arma — Consolidated the Group's leading position in long-term vehicle fleet leasing in Europe
- Arma: €290mn in managed assets and a fleet of 20,000 vehicles
- Arval PHH has now become The Netherlands' 6th biggest player and Belgium's 4th largest

Partnerships

EXANE BNP PARIBAS

Expand the Group's presence in equity brokerage
Ensure research independence
- Solid positions and a strong ambition in Europe
- Leader in French stocks

BNP PARIBAS

Business Development Strategy: An Aggressive Policy Implemented Rigorously 2/2

UNITED STATES

Acquisitions*

Expand the retail banking business in the western region of the United States

- Community First Bankshares — Bolster BancWest's presence in 12 states
- Union Safe Deposit Bank — Expand BancWest's presence in central California

BancWest CORPORATION

BancWest, California's 5th largest bank and Hawaii's biggest, now ranks as the 7th largest bank in the western United States

* *Subject to approval by USDB and CFBS's shareholders and to regulatory approval*

BNP PARIBAS

Pursued Completion of the Share Buyback Programme

- Share buybacks: €716mn during the first quarter
- Share buybacks to be completed by the end of 2004:
  - Completion of the 2 billion euros program announced in July 2003: €838mn
  - Neutralisation of the shares to be issued to employees in 2004 (estimate to date: €400mn)

BNP PARIBAS

Presentation Overview

- Group Results
- **Retail Banking**
- Asset Management and Services
- Corporate & Investment Banking
- BNP Paribas Capital

BNP PARIBAS

Retail Banking 1Q04 - 7.9% Growth in Pre-Tax Income

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
-1.1%	**Net Banking Income**	**2,420**	**2,368**	+2.2%	+3.8%
-1.1%	Operating Expenses and Dep.	-1,505	-1,492	+0.9%	+1.8%
-1.2%	**Gross Operating Income**	**915**	**876**	+4.5%	+7.1%
-12.3%	Provisions	-179	-168	+6.5%	+4.4%
+1.9%	**Operating Income**	**736**	**708**	+4.0%	+7.8%
-17.0%	Non Operating Items	-39	-62	-37.1%	
+3.3%	**Pre-Tax Income**	**697**	**646**	+7.9%	+9.8%
+0.0 pt	Cost / Income	62.2%	63.0%	-0.8 pt	
	Allocated Equity (Ebn)	9.5	9.4	+1.0%	
	Pre-Tax ROE	29%	28%		

- NBI up 3.8% and pre-tax income grew 9.8% at constant scope and exchange rates

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

Results 31.03.2004

15

BNP PARIBAS

FRB(1) 1Q04 - 8.9% Growth in Pre-Tax Income

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03
+1.7%	**Net Banking Income**	1,258	1,208	+4.1%
+3.2%	Incl. Commissions	546	510	+7.1%
+0.6%	Incl. Interest Margin	712	698	+2.0%
-0.2%	Operating Expenses and Dep.	-849	-827	+2.7%
+6.0%	**Gross Operating Income**	409	381	+7.3%
-19.1%	Provisions	-55	-52	+5.8%
+11.3%	**Operating Income**	354	329	+7.6%
n.s.	Non Operating Items	0	-4	n.s.
+10.6%	**Pre-Tax Income**	354	325	+8.9%
+11.1%	Income Attributable to AMS	-20	-13	+53.8%
+10.6%	**Pre-Tax Income of French Retail Bkg**	334	312	+7.1%
-1.3 pt	Cost / Income	67.5%	68.5%	-1.0 pt
	Allocated Equity (Ebn)	4.6	4.5	+2.0%
	Pre-Tax ROE	29%	28%	

(1) including 100% of French Retail Banking for line items NBI to Pre-tax income

- NBI up 4.1% / 1Q03
  - → Including securities management and insurance fees: +22.7%/1Q03
- Improved cost/income ratio: 67.5% as compared with 68.5% in 1Q03
- Cost of risk: 32 bp on weighted assets (32 bp in 2003)

Results 31.03.2004

GROUP — FRB RETAIL — AMS — CIB

16

BNP PARIBAS

FRB 1Q04 - Individual Customers: Continued to Expand the Customer Base

Increased the number of individual cheque and deposit accounts


+9,700
+19,200*
+17,700
+23,000
+28,400
1Q00
1Q01
1Q02
1Q03
1Q04

* including the effect of accounts transferred from the Treasury

BNP PARIBAS

FRB 1Q04 - Business

- Savings: Very Good Performance
  - Life insurance: +60% new money compared to 1Q03
    - 100,000 Financial Savings Plans opened in connection with pension-related investment schemes, mainly in the form of life insurance policies
  - Savings accounts: assets +14.3% compared to 1Q03
- Lending to individuals: continued sharp rise in outstandings: +14.1% compared to 1Q03
  - Mortgages: +16.7%
  - Consumer lending: +3.8%
- Corporate lending: slight rise in outstandings (+1.4% compared to 4Q03) despite a sluggish market
  - Continue to expand cross-selling with Corporate & Investment Banking's specialised business lines.

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - **International Retail Banking and Financial Services**

BNP PARIBAS

IRFS 1Q04 - 8.7% Growth in Pre-Tax Income

At constant scope and exchange rates

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	1Q04 / 1Q03 (at constant scope and exchange rates)
-3.8%	**Net Banking Income**	1,204	1,195	+0.8%	+3.8%
-2.2%	Operating Expenses and Dep.	-678	-686	-1.2%	+0.8%
-5.7%	**Gross Operating Income**	526	509	+3.3%	+8.0%
-8.8%	Provisions	-124	-116	+6.9%	+3.7%
-4.7%	**Operating Income**	402	393	+2.3%	+9.3%
-20.4%	Non Operating Items	-39	-59	-33.9%	
-2.7%	**Pre-Tax Income**	363	334	+8.7%	+12.4%
+0.9 pt	Cost / Income	56.3%	57.4%	-1.1 pt	
	Allocated Equity (Ebn)	4.9	4.9	+0.1%	
	Pre-Tax ROE	30%	27%		

- **3.8% rise in NBI and 12.4% growth in pre-tax income at constant scope and exchange rates**

Note: The IRFS core business includes: BancWest, Emerging and overseas markets (formerly IRB core business) Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (formerly the RFS core business except for Cortal Consors; historical data series restated)

BNP PARIBAS

BancWest 1Q04 - Growth in Revenues and Income in Dollars

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	1Q04 / 1Q03 (At constant scope and exchange rates)
-2.4%	Net Banking Income	371	409	-9.3%	+2.9%
-0.6%	Operating Expenses and Dep.	-175	-202	-13.4%	-0.9%
-3.9%	Gross Operating Income	196	207	-5.3%	+6.7%
+25.0%	Provisions	-15	-21	-28.6%	-16.9%
-5.7%	Operating Income	181	186	-2.7%	+9.3%
-5.7%	Non Operating Items	-33	-39	-15.4%	
-5.7%	Pre-Tax Income	148	147	+0.7%	+12.7%
+0.9 pt	Cost / Income	47.2%	49.4%	-2.2 pt	
	Allocated Equity (Ebn)	1.5	1.6	-10.4%	
	Pre-Tax ROE	41%	36%		

BancWest and its subsidiaries' contribution to the IRFS core business' results

- NBI: +2.9% compared to 1Q03
  - Strong growth in Outstanding Loans +9.0% and Deposits +9.9%
  - Deterioration of the margin due to lower interest rates: 3.98% compared to 4.49% in 1Q03 and 4.18% in 4Q03
- Cost/income ratio: improved 2.2 points
- High quality portfolio: NPLs/Loans ratio 0.58% at the end of March 2004 as compared with 0.98 % at the end of March 2003 and with 0.59% at the end of December 2003
- Community First and Union Safe Deposit acquisitions* currently under way

* *Subject to shareholders and to regulatory approval*

BNP PARIBAS

Cetelem 1Q04 - 12.8% Growth in Pre-Tax Income

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	1Q04 / 1Q03 (At constant scope and exchange rates)
-1.5%	Net Banking Income	403	363	+11.0%	+7.1%
-1.4%	Operating Expenses and Dep.	-214	-191	+12.0%	+4.9%
-1.6%	Gross Operating Income	189	172	+9.9%	+9.6%
+4.3%	Provisions	-96	-82	+17.1%	+9.9%
-7.0%	Operating Income	93	90	+3.3%	+9.3%
-18.8%	Non Operating Items	13	4	n.s.	
-8.6%	Pre-Tax Income	106	94	+12.8%	+11.9%
+0.0 pt	Cost / Income	53.1%	52.6%	+0.5 pt	
	Allocated Equity (Ebn)	1.5	1.4	+7.4%	
	Pre-Tax ROE	28%	27%		

Cetelem and its subsidiaries' contribution to the IRFS core business' results

- New loans: +13% compared to 1Q03 (outstandings: +7%):
  - Strong growth in the number of new loans in French own account business: +7%
  - Continued sharp growth outside France: +24%
- Cost of risk: scope effect due to the full consolidation of subsidiaries in new countries (Poland and Brazil), whose income was previously booked under the equity method

BNP PARIBAS

IRFS 1Q04 - Other Highlights

- BNP Paribas Lease Group
  - New leases up in France (+12%) as well as abroad (+13%) / 1Q03
  - Buoyant growth of outstandings abroad and slight decline in France
- UCB
  - Business still fast-growing in 1Q04
    - New mortgages: +40% in France and +25% outside France
  - Started up operations in Greece
- Arval PHH
  - Bought ARMA, which is present in The Netherlands and in Belgium: manages €290mn in assets and a fleet of 20,000 vehicles
- Emerging and Overseas Markets
  - Morocco: bought a 10% equity investment in BMCI, raising the group's equity investment to 63%
  - Maintained a high level of profitability despite difficult business conditions

BNP PARIBAS

Presentation Overview

BNP PARIBAS

AMS 1Q04 - Substantial Improvement of the Results

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
+6.0%	**Net Banking Income**	688	583	+18.0%	+12.2%
+4.3%	Operating Expenses and Dep.	-440	-419	+5.0%	+1.1%
+9.3%	**Gross Operating Income**	248	164	+51.2%	+40.1%
n.s.	Provisions	-6	-3	n.s.	n.s.
+12.0%	**Operating Income**	242	161	+50.3%	+39.1%
+38.5%	Non Operating Items	-18	-23	-21.7%	
+10.3%	**Pre-Tax Income**	224	138	+62.3%	+49.5%
-1.0 pt	Cost / Income	64.0%	71.9%	-7.9 pt	

- **40.1% growth in GOI / 1Q03 at constant scope and exchange rates**

Scope effect: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations (NBI: +€33mn and operating expenses and depreciation: +€19mn)

BNP PARIBAS

AMS 1Q04 - GOI Continued to Improve



3,784
2,787
In millions of euros
14
244
202
155
191
164
198
214
227
234
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
Real estate services consolidated as part of AMS in 1Q04
GOI
Euro Stoxx 50 (end of month)

BNP PARIBAS — AMS 1Q04 - +€4.3 bn in Net Assets Gathered

- Net assets gathered 1Q04: +6.2%* of assets under management

Assets under management

In billions of euros



276
96
180
+4.3
Net new money
+6.7
Performance and change
287
100
187
31.12.03
31.03.04

Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance net, of double accounting)

* *Annualised rate*

BNP PARIBAS — Wealth and Asset Management 1Q04 (1/3)

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
+11.8%	Net Banking Income	341	270	+26.3%	+15.1%
+7.0%	Operating Expenses and Dep.	-229	-210	+9.0%	+0.7%
+23.1%	Gross Operating Income	112	60	+86.7%	+63.0%

- 15.1% growth in NBI and 0.7% rise in operating expenses and depreciation at constant scope and exchange rates.

Scope effect: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations (NBI: +€33mn and operating expenses and depreciation: +€19mn)

BNP PARIBAS

Wealth and Asset Management 1Q04 (2/3)

- **Cortal Consors: #1 in the European Market**
  - Accelerated growth in the customer base
    - 22,500 new direct customers in 1Q04
    - 1,060,000 customers as at 31 March 04
  - Sustained expansion of stock market and savings operations
    - 2.2 million orders executed: +43%/1Q03
    - new savings money: +27%/1Q03
    - AUM: €14.5bn (+34%/1Q03)
- **Private Banking**
  - Signed a deal with Banca Intesa to take over Sudameris' customers in Miami ($700mn in assets)
  - Started up a business in India

BNP PARIBAS

Wealth and Asset Management 1Q04 (3/3)

- **Asset Management**
  - Acquired Javelin, the ZCM Investor Capital's fund of hedge funds management business ($650mn assets under management), increasing BNP PAM's funds under management in this business to $2 bn
  - Started up the joint-venture with Shenyin & Wanguo in China: the new fund Shengli Elite rose $823mn on a single month
- **Real Estate Services**
  - Acquired Atis Real International* which has a presence in:
    - France: AUGUSTE THOUARD
    - UK: WEATHERALLS
    - Germany: MÜLLER
    - Spain and Benelux
  - Introduced the French market's first *Robien* SCPI (unquoted real estate investment fund)

* *not consolidated in the 1Q04 financial statements: acquired on 17/03/2004*

BNP PARIBAS

Insurance 1Q04

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03
-2.0%	Net Banking Income	197	164	+20.1%
+3.3%	Operating Expenses and Dep.	-94	-87	+8.0%
-6.4%	Gross Operating Income	103	77	+33.8%

- 44% rise in gross premium inflows (€3.1bn) as compared with 1Q03
- France
  - Sharp rise in new money put into individual savings (+52%/1Q03)
  - Share of unit-linked insurance products (28%) still higher than the market average (22%)
- Outside France
  - New money inflows up 23% as compared with 1Q03

BNP PARIBAS

Securities Services 1Q04

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03
+4.9%	Net Banking Income	150	149	+0.7%
+0.0%	Operating Expenses and Dep.	-117	-122	-4.1%
+26.9%	Gross Operating Income	33	27	+22.2%

- NBI: +4.9% as compared with 4Q03
- Sustained sales and marketing drive
  - Assets under custody: +9% as compared to 31.12.2003
  - Assets under management: +8% as compared to 31.12.2003
  - Number of transactions: +13% as compared with 4Q03
- Operating expenses and depreciation under control: -4.1% as compared with 1Q03 and flat compared to 4Q03

BNP PARIBAS

Presentation Overview

BNP PARIBAS

CIB 1Q04 - 26% Growth in Operating Income

In millions of euros	1Q04	1Q03		1Q04 / 1Q03	At constant scope and exchange rates 1Q04 / 1Q03
Net Banking Income	1,495	1,558		-4.0%	-1.0%
*Incl. Trading Revenues**	*839*	*998*		*-15.9%*	
Operating Expenses and Dep.	-825	-898		-8.1%	-4.4%
Gross Operating Income	670	660		+1.5%	+3.5%
Provisions	-57	-174	**	-67.2%	-65.4%
Operating Income	613	486		+26.1%	+27.1%
Non Operating Items	1	-3		n.s.	
Pre-Tax Income	614	483		+27.1%	+27.2%
Cost / Income	55.2%	57.6%		-2.4 pt	
Allocated Equity (Ebn)	6.5	7.1		-8.5%	
Pre-Tax ROE	38%	27%			

*Including customer activity and related revenues
**Including a €70 million general provision

- Maintained a high level of revenues (-1% at constant scope and exchange rates as compared with the high level in 1Q03)
- Sharp improvement in pre-tax income (+27.2% at constant scope and exchange rates) thanks to:
  - ➔ Operating expenses and depreciation under control
  - ➔ Sharp decline in the cost of risk

CIB 1Q04 - Excellent Sales and Marketing Drive 1/2

BNP PARIBAS

- **Corporate Finance**
  - ➾ Sanofi-Synthélabo: €59.3bn pending offer to buy Aventis - BNP Paribas Mandated

    Co-advisor
- **Fixed Income**
  - ➾ Euromoney ranked BNP Paribas Fixed Income's credit research #1 world-wide for all its investment-grade research with special recognition in six categories

A few other examples:

March 2004
CTE / LCG
FI / DCM
Beverages
DIAGEO
7-year USD Global Bond
USD 500.000.000
1st April 2011
BNP PARIBAS
acted as Joint Bookrunner

FEBRUARY 2004
CTI - FIG
FI / DCM
UK Mortgage Bank
Debt Capital Markets
Northern Europe
5 Year GBP 200mn FRN
BNP PARIBAS
acted as Joint Bookrunner

MARCH 2004
CTE - LCG
FI / DCM
Defence Aerospace
Rolls-Royce
Bond Issue
EUR 750.000.000
March 2011
BNP PARIBAS
acted as Joint Bookrunner & Joint Lead Manager

MARCH 2004
CTI / LCG
FI / DCM
Energy
TEPCO
Tokyo Electric Power Ltd.
EUR 1 Bn Bond issue
BNP PARIBAS
Joint Bookrunner

CIB 1Q04 - Excellent Sales and Marketing Drive 2/2

BNP PARIBAS

- **Financing business lines**
  - ➾ "Top bookrunner of Syndicated Credits EMEA" (volume) in 1Q04 - BNP Paribas #1 *(IFR)*

A few examples:

Energy Commodities Export Project

FEBRUARY 2004
Energy
Commodities
Export
Project
PEMEX
Deer Park Refining L.P.
Revolving Credit Facility
4 Year USD 500 million
BNP PARIBAS
Co-Documentation Agent

JANUARY 2004
Energy
Commodities
Export
Project
BANPU
CLP Power
BLCP Power Limited
USD 1.1017 billion financing of a 1400MW coal-fired independent power project
BNP PARIBAS
Lead Arranger,
Intercreditor Agent

Structured Finance

MARCH 2004
CTI - FIG
Structured Finance
Syndicated Loans
Financial Institutions
ZURICH
Syndicated Credit Facility
USD 3 BILLION
BNP PARIBAS
acted as mandated Lead Arranger and Bookrunner

BNP PARIBAS

CIB 1Q04 - Advisory and Capital Markets

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03
+10.4%	**Net Banking Income**	913	1,062	-14.0%
+18.8%	Operating Expenses and Dep.	-587	-661	-11.2%
-2.1%	**Gross Operating Income**	326	401	-18.7%
n.s.	Provisions	1	8	-87.5%
+0.9%	**Operating Income**	327	409	-20.0%
-33.3%	Non Operating Items	-4	6	n.s.
+1.6%	**Pre-Tax Income**	323	415	-22.2%
+4.6 pt	Cost / Income	64.3%	62.2%	+2.1 pt
	Allocated Equity (Ebn)	2.5	2.6	-4.2%
	Pre-Tax ROE	52%	63%	

- Drop in the fixed income business and decline in revenues as compared with the very high level in 1Q03
- Good performance in equity derivatives
- Average VaR for the quarter: €31mn compared to €26mn in 1Q03 and €35mn on average for 2003

BNP PARIBAS

CIB 1Q04 - Financing Businesses

1Q04 / 4Q03	In millions of euros	1Q04	1Q03	1Q04 / 1Q03
+16.6%	**Net Banking Income**	582	496	+17.3%
-7.4%	Operating Expenses and Dep.	-238	-237	+0.4%
+42.1%	**Gross Operating Income**	344	259	+32.8%
-58.6%	Provisions	-58	-182	-68.1%
x 2.8	**Operating Income**	286	77	x 3.7
x 2.5	Non Operating Items	5	-9	n.s.
x 2.8	**Pre-Tax Income**	291	68	x 4.3
-10.6 pt	Cost / Income	40.9%	47.8%	-6.9 pt
	Allocated Equity (Ebn)	4.0	4.5	-11.0%
	Pre-Tax ROE	29%	6%	

- Revenues up 17.3%
  - Good business in Structured Finance, especially in Europe
  - €50mn in capital gains in the Leveraged Finance businesses
- Sharp decline in the cost of risk
  - The general provision set aside for Europe in 2003 (of which €70 million in 1Q03) was not used
  - $9mn of the general provision set aside in 1999 for the US was used

BNP PARIBAS

Presentation Overview

BNP PARIBAS

BNP Paribas Capital 1Q04

4Q03	In millions of euros	1Q04	1Q03
50	**Net Capital Gains**	**339**	**330**
-35	Other Net Income	-22	-30
-10	Operating Expenses and Dep.	-9	-8
5	**Pre-Tax Income**	**308**	**292**

- Continued to divest directly held equity investments:
  - ⇒ In particular, sale of a 10% equity holding in Eiffage
- Capital gains realised on Private Equity funds:
  - ⇒ Sales of Antargaz (PAI Europe III) and of Ipsen (PAI LBO Fund)
  - ⇒ Change in the way capital gains realised by private equity funds are taken into account in order to bring it in line with how directly held investments are handled (effect totalling +€112mn)
- Rise in the portfolio value
  - ⇒ Estimated value: €4.1bn (€3.9bn as at 31/12/03)
  - ⇒ Unrealised capital gains*: €1.3bn (€1.2bn as at 31/12/03)

*net of Cobepa's goodwill (€0.1 bn)

BNP PARIBAS

BNP Paribas 1st Quarter 2004

Sharp Rise in Results

Gross Operating Income: €1,821mn (+10.0%)

Operating Income: €1,576mn (+19.7%)

Net Income Group Share: €1,263mn (+31.3%)

Rise in the Results of all the Core Businesses

Internal Growth

Net Banking Income: €4,631mn (+2.6%)

+4.5% at constant scope and exchange rates

Expansion Drive

Acquisitions and partnership alliances in Europe and in the US

Accelerated pace of customer base growth in retail banking

Consolidated positions as one of Europe's leading Corporate & Investment Banking groups

BNP PARIBAS

Annexes

BNP PARIBAS

A Solid Balance Sheet 1Q04

In billions of euros	31 March 04	31 Dec 03
Shareholders Equity, Group Share [a]	27.4	27.1
Total Capital ratio [a,b]	12.2%	12.9%
Tier One ratio [a,b]	8.9%	9.4%
Net Unrealised Capital Gains (1)	2.3	2.1
Doubtful Customers	14.1	14.1
Specific Provisions	9.4	9.4
Specific Provisions/ Doubtful Customers (2)	67%	67%
Reserves for Country Risks	1.8	1.8
Reserve for General Banking Risks	0.8	0.8

In millions of euros	1Q04	4Q03
Value at Risk 1 day 99% (end of period)	25	22
Average Quarterly Value at Risk (1day 99%)	31	34

(1) Cobepa goodwill deducted (€0.1 bn)
(2) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, reserve for Country Risks and Reserve for General Banking Risk
a) Estimates
b) Based on estimated Risk Weighted Assets of €289.9 bn as at 31 March 2004

BNP PARIBAS

Number of Shares - 1Q04

in millions	2003	1Q04
Number of Shares (end of period)	903.2	903.6
Number of Shares excluding Treasury Shares (end of period)	858.4	845.6
Average number of Shares outstanding excluding Treasury Shares	872.0	855.9

Book Value per Share*

In euros


22.7
21.5
24.0
27.1
29.3
31.5
32.4
31/12/98
31/12/99
31/12/00
31/12/01
31/12/02
31/12/03
31/03/04

* Book value (not re-evaluated and after dividends) divided by the numbers of shares outstanding.

BNP PARIBAS

Change in EPS

In euros

Earnings per share



2.58
3.63
4.70
4.64
3.78
4.31
1998
1999*
2000
2001
2002
2003
1.17
1.11
1.48
1Q02
1Q03
1Q04

* before restructuring provisions

BNP PARIBAS

FRB 1Q04 - Changes in Outstandings

In billions of euros	Outstandings 1Q04	% change 1 year 1Q04/1Q03	% change 1 quarter 1Q04/4Q03
LENDINGS (1)			
Total Loans	72.6	+1.1%	+2.3%
Individual Customers	35.1	+14.1%	+3.5%
Incl. Mortgages	28.7	+16.7%	+4.3%
Incl. Consumer Lending	6.3	+3.8%	+0.0%
Corporates	34.3	-9.1%	+1.4%
DEPOSITS and SAVINGS (1)	72.1	+7.0%	+0.4%
Cheque and Current Accounts	29.5	+7.8%	+0.1%
Savings Accounts	35.2	+14.3%	+5.0%
Market Rate Deposits	7.5	-19.7%	-15.6%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	37.2	+12.6%	+3.7%
Mutual Funds (3)	59.9	+11.9%	+3.7%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

- Gross interest margin: 3.75%* (3.74%* in 4Q03, +14 bp in one year)

* *sliding average 1 year*

BNP PARIBAS

FRB* 1Q04 - Fees

In millions of euros


510
495
519
529
546
156.9
163.4
157.3
175.8
192.6
352.6
331.8
362.1
353.1
353.2
1Q03
2Q03
3Q03
4Q03
1Q04

%change 1Q04 / 1Q03

Fees: +7.1%

Savings and Stock Markets: +22.7%

Other banking transactions: +0.2%

* 100% of the French private banking

BNP PARIBAS

Financial Services 1Q04 - Managed Outstandings

In billions of euros	March-04	March-03	%change 1 year /March-03	Dec-03	%change 1 quarter /Dec-03
Cetelem	**29.4**	**27.5**	**+7.0%**	**29.0**	**+1.6%**
France	17.9	17.9	0.0%	17.9	-0.2%
Outside France	11.5	9.6	+20.1%	11.0	+4.5%
BNP Paribas Lease Group MT	**15.8**	**16.0**	**-1.2%**	**15.7**	**+0.7%**
France	12.4	12.9	-3.5%	12.4	0.0%
Europe (outside France)	3.4	3.1	+8.4%	3.3	+3.3%
UCB Individuals	**16.5**	**14.6**	**+13.2%**	**15.7**	**+5.3%**
France Individuals	9.3	8.8	+4.9%	9.2	+0.9%
Europe (outside France)	7.2	5.7	+26.0%	6.5	+11.5%
Long Term Leasing with Services	**4.9**	**4.5**	**+7.4%**	**4.7**	**+4.7%**
France (1)	1.6	1.7	-4.5%	1.6	+0.8%
Europe (outside France)	3.3	2.9	+14.4%	3.1	+6.7%
ARVAL - PHH					
Total Managed Vehicles (in thousands)	**611**	**613**	**-0.2%**	**600**	**+1.8%**
includind financed vehicles	411	353	+16.4%	387	+6.4%

(1) +1.6% March 04/March 03 method unchanged

Asset Management Business
1Q04 - Breakdown of AUM

BNP PARIBAS

Asset Management



31/03/03
Monetary 32%
Bonds 34%
Equity 14%
Diversified 10%
Guaranted and Structured 10%
31/03/04
Monetary 31%
Bonds 30%
Equity 18%
Diversified 10%
Guaranted and Structured 11%

Securities Services 1Q04 - Assets under Custody and Number of Transactions

BNP PARIBAS



Assets under custody (end of period)
2,500
2,000
1,500
1,000
500
0
1,402
1,990
1,811
2,090
1,752
2,090
2,279
2000
2001
2002
2003
1Q03
4Q03
1Q04
In billions of euros



Number of transactions
6.1
6.3
6.7
6.6
6.9
5.9
5.2
5.4
6.1
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
In millions of transactions

Netting in Germany starting in mid-April 2003

BNP PARIBAS

VAR (1 day - 99%) by type of risk

In millions of euros



Total 27 28 39 37 56 32 40 28 23 38 22 22 25
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
■ Credit
□ Interest rate
□ Equities
■ Change and others
□ Commodities
□ Netting

Inclusion in 4Q03 of credit risk, previously included and netted in the "interest rate" risk